Exhibit 99.1

IGI Reports Second Quarter and Half Year 2025 Unaudited Financial Results

HAMILTON, Bermuda, August 5, 2025 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the second quarter and first six months of 2025.

Highlights for the second quarter and first six months of 2025 include:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages and per share information)	2025	2024	2025	2024
Gross written premiums	$187.8	$205.6	$394.3	$387.2
Net premiums earned	$115.0	$121.8	$227.8	$236.4
Underwriting income (1)	$35.0	$45.3	$63.0	$97.3
Net investment income	$17.1	$13.5	$32.6	$28.8
Net income	$34.1	$32.8	$61.4	$70.7
Combined ratio (1)	90.5%	81.2%	92.4%	77.7%
Earnings per share (diluted) (2)	$0.77	$0.73	$1.36	$1.55
Return on average equity (annualized) (3)	20.8%	22.9%	18.6%	25.1%
Core operating income (3)	$22.8	$33.2	$42.2	$73.3
Core operating earnings per share (diluted) (3)	$0.51	$0.74	$0.93	$1.61
Core operating return on average equity (annualized) (3)	13.9%	23.2%	12.8%	26.0%

(1)	See “Supplementary Financial Information” below.

(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Mr. Waleed Jabsheh said, “The second quarter of 2025 marked a continuation of strong results in our underwriting and investment portfolios, culminating in net income of $34.1 million and an annualized return on average equity of 20.8%. These outcomes clearly demonstrate the benefit of our multi-faceted diversification strategy, our specialist expertise, and the discipline embedded in our underwriting culture at a time when insurance and reinsurance markets are becoming increasingly competitive.”

“At IGI, our business is well-diversified geographically with a predominantly international portfolio of risks much of which is denominated in foreign currencies. To date in 2025, the U.S. Dollar, which is our financial reporting currency, has seen significant weakening against our other major transactional currencies. This led to a meaningful impact on our reported results for the second quarter, most significantly on our underwriting results, specifically the revaluation of non-U.S. Dollar loss reserves.”

“Current market conditions are generally healthy though becoming more competitive in some areas of our portfolio, both by line of business and by geography. Our strategy, expertise and footprint are specifically geared towards managing the cyclicality and volatility of our business, where lines and markets behave largely independent of each other. Over the past two decades, we have demonstrated our ability to perform at a high level through all stages of the cycle, generating consistent and sustainable value for our shareholders. In the first half of 2025, we grew our book value per share by 3.4%, and in total, we returned $77 million to shareholders in the form of dividends and share repurchases.”

Results for the Periods ended June 30, 2025 and 2024

The Company generated net income for the quarter ended June 30, 2025 of $34.1 million, an increase of 3.9% over the $32.8 million reported for the second quarter of 2024. Net income for the six months ended June 30, 2025 was $61.4 million compared to $70.7 million for the six months ended June 30, 2024. The annualized return on average equity was 20.8% and 22.9% for the quarters ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025 and 2024, the Company generated an annualized return on average equity of 18.6% and 25.0%, respectively.

Core operating income, a non-GAAP financial measure, was $22.8 million for the second quarter of 2025, compared to $33.2 million for the same period in 2024. The Company generated a core operating return on average equity (annualized) of 13.9% and 23.2% for the second quarters of 2025 and 2024, respectively. Core operating income was $42.2 million for the six months ended June 30, 2025, compared to $73.3 million for the same period in 2024. The annualized core operating return on average equity was 12.8% for the first six months of 2025, compared to 26.0% for the first six months of 2024. Core operating income for the second quarter and first six months of 2025 included a lower level of underwriting income which was negatively impacted by currency revaluation movements, as described below.

Gross written premiums were $187.8 million in the quarter ended June 30, 2025, compared to $205.6 million for the comparable period in 2024. For the first six months of 2025, gross written premiums were $394.3 million, an increase of 1.9% over gross written premiums of $387.2 million for the first six months of 2024. The increase was driven by growth in the Reinsurance segment, partially offset by a decrease in the Long-tail and Short-tail segments.

Underwriting income was $35.0 million for the second quarter of 2025 compared to $45.3 million for the second quarter of 2024, and $63.0 million for the first six months of 2025 compared to $97.3 million for the first six months of 2024. Underwriting income for the second quarter and first six months of 2025 was impacted by currency revaluation movements, as described below.

The loss ratio was 53.2% and 45.1% for the quarters ended June 30, 2025 and 2024, respectively. For the six months ended 2025 and 2024, the loss ratio was 54.3% and 42.0%, respectively. The increase in loss ratio for the second quarter was predominantly impacted by the currency revaluation of non-U.S. dollar loss reserves, driven by the weakening of the U.S. Dollar against our major transactional currencies. The increase in the loss ratio for the first half of 2025 was impacted by catastrophe losses (“CAT losses”) of $38.6 million, as well as the impact of currency revaluation movements of non-U.S. dollar loss reserves.

The net policy acquisition expense ratio was 16.3% in the second quarter of 2025 compared to 17.7% in the same quarter of 2024. The net policy acquisition expense ratio for the first six months of 2025 was 18.0%, compared to 16.8% for the same period of 2024, with the increase primarily due to $9.9 million of reinstatement premiums on loss affected business in the first six months of 2025.

The general & administrative expense ratio was 21.0% for the second quarter of 2025, compared to 18.4% for the same quarter of 2024, and 20.1% for the first six months of 2025, compared to 18.9% for the first six months of 2024.

The resulting combined ratio was 90.5% for the second quarter of 2025, compared to 81.2% for the second quarter of 2024, and 92.4% for the first six months of 2025, compared to 77.7% for the first six months of 2024. The combined ratios for both the second quarter and first six months of 2025 were negatively impacted by currency revaluation movements, as described above.

Segment Results

The Specialty Short-tail Segment, which represented 56% of the Company’s gross written premiums for the six months ended June 30, 2025, generated gross written premiums of $125.6 million for the second quarter of 2025, compared to $137.2 million for the second quarter of 2024. Net premiums earned were $60.2 million for the second quarter of 2025, compared to $65.7 million for the same quarter of 2024. Underwriting income was $25.6 million for the second quarter of 2025, reflecting an increase of 20.8% compared to $21.2 million for the same quarter of 2024, with the increase largely driven by a lower level of net loss and loss adjustment expenses.

Gross written premiums were $221.6 million for the first six months of 2025 compared to $231.4 million for the first six months of 2024. Net premiums earned for the first six months of 2025 were $117.5 million compared to $126.2 million for the first six months of 2024. Underwriting income was $50.6 million for the first six months of 2025 compared to $56.5 million for the first six months of 2024, with the decrease largely driven by a lower level of net premiums earned for the first six months of 2025 compared to the same period in 2024.

The Specialty Long-tail Segment, which represented 22% of the Company’s gross written premiums for the six months ended June 30, 2025, recorded gross written premiums of $45.9 million for the second quarter of 2025, compared to $52.0 million for the second quarter of 2024. Net premiums earned for the quarter ended June 30, 2025 were $30.8 million compared to $36.3 million for the same quarter of 2024. This segment recorded an underwriting loss of $2.9 million in the second quarter of 2025, compared to income of $16.3 million in the second quarter of 2024, largely due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned for the second quarter of 2025, compared to the same period in 2024. In the second quarter of 2025, underwriting income for this segment, which is transacted primarily in Pounds, was negatively impacted by currency revaluation movements on net loss reserves amounting to $14.6 million.

Gross written premiums were $86.4 million for the first six months of 2025, compared to $90.7 million for the first six months of 2024. Net premiums earned for the first six months of 2025 were $61.4 million compared to $73.6 million for the same period of 2024. This segment recorded an underwriting loss of $10.3 million in the first six months of 2025, compared to income of $26.2 million in the first six months of 2024, largely due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned for the first six months of 2025, compared to the same period in 2024. Underwriting income for the first six months of 2025 was negatively impacted by currency revaluation movements on net loss reserves amounting to $23.5 million.

The Reinsurance Segment, which represented 22% of the Company’s gross written premiums for the six months ended June 30, 2025, recorded gross written premiums of $16.3 million for the second quarter of 2025, effectively flat when compared to $16.4 million for the second quarter of 2024. Net premiums earned for the quarter ended June 30, 2025 were $24.0 million, an increase of $4.2 million or 21.2%, compared to $19.8 million for the same quarter in 2024. Underwriting income increased 57.7% to $12.3 million for the second quarter of 2025, compared to $7.8 million for the second quarter of 2024, primarily the result of the higher level of net premiums earned.

Gross written premiums were $86.3 million for the first six months of 2025, reflecting an increase of 32.6% compared to $65.1 million for the first six months of 2024. Net premiums earned for the first six months of 2025 were $48.9 million, an increase of $12.3 million or 33.6%, compared to $36.6 million for the same period in 2024. Underwriting income increased by 55.5% to $22.7 million for the first six months of 2025, compared to $14.6 million for the first six months of 2024, primarily the result of the higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses which included a higher level of CAT losses during the first six months of 2025.

Investment Results

Investment income increased by 5.3% to $13.9 million in the second quarter of 2025, compared to $13.2 million in the second quarter of 2024, driven by higher yields on a larger fixed income portfolio. The annualized investment yield on average total investments and cash and cash equivalents was 4.5% for the second quarter of 2025 compared to 4.6% in the corresponding period of 2024. Net investment income was $17.1 million for the second quarter of 2025, an increase of 26.7% compared to $13.5 million for the corresponding period of 2024.

Investment income increased by 10.4% to $27.5 million in the first six months of 2025, compared to $24.9 million in the first six months of 2024, driven by higher yields on a larger fixed income portfolio. The annualized investment yield on average total investments and cash and cash equivalents was 4.4% for the first six months of 2025, up from 4.3% in the corresponding period of 2024. Net investment income was $32.6 million for the first six months of 2025, compared to $28.8 million for the corresponding period of 2024.

Net Foreign Exchange Gain (Loss)

The net foreign exchange gain for the second quarter of 2025 was $10.1 million, compared to a gain of $0.4 million for the second quarter of 2024. The gain on foreign exchange in the first six months of 2025 was $17.3 million, compared to a loss of $3.9 million in the first six months of 2024.

The second quarter and first six months of 2025 experienced a greater degree of positive currency movement in the Company’s major transactional currencies (mainly the Pound and the Euro) against the U.S. Dollar, compared to the same periods in 2024.

Total Shareholders’ Equity

Total shareholders’ equity increased to $662.2 million at June 30, 2025, compared to $654.8 million at December 31, 2024.

The movement in total shareholders’ equity during the quarter and six months ended June 30, 2025 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended June 30, 2025	Six Months Ended June 30, 2025
Total Shareholders’ equity at beginning of period	$650.4	$654.8
Net income	$34.1	$61.4
Unrealized gains on available-for-sale investments	$9.3	$19.4
Purchase of treasury shares (a)	$(31.2)	$(35.0)
Issuance of common shares under share-based compensation plan and employees stock purchase plan	$1.9	$3.6
Cash dividends declared	$(2.3)	$(42.0)
Total shareholders’ equity at June 30, 2025	$662.2	$662.2

Book value per share was $15.36 at June 30, 2025, reflecting an increase of 3.4% over book value per share of $14.85 at December 31, 2024.

(a)	In the second quarter of 2025, the Company repurchased 1,342,771 common shares at an average price per share of $23.28. For the first six months of 2025, the Company repurchased 1,502,024 common shares at an average price per share of $23.33. At June 30, 2025, the Company had approximately 0.8 million common shares remaining under its existing 7.5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars except per share data)	2025	2024	2025	2024

Gross written premiums	$187.8	$205.6	$394.3	$387.2
Ceded written premiums	$(67.1)	$(55.4)	$(116.0)	$(93.8)
Net written premiums	$120.7	$150.2	$278.3	$293.4
Net change in unearned premiums	$(5.7)	$(28.4)	$(50.5)	$(57.0)
Net premiums earned	$115.0	$121.8	$227.8	$236.4
Investment income	$13.9	$13.2	$27.5	$24.9
Net realized gain on investments	$0.4	$0.1	$1.5	$0.1
Net unrealized gain on investments	$2.4	$0.5	$3.3	$3.9
Change in allowance for expected credit losses on investments	$0.4	$(0.3)	$0.3	$(0.1)
Net investment income	$17.1	$13.5	$32.6	$28.8
Other revenues	$0.8	$0.3	$1.5	$0.6
Total revenues	$132.9	$135.6	$261.9	$265.8
Expenses
Net loss and loss adjustment expenses	$(61.2)	$(54.9)	$(123.8)	$(99.3)
Net policy acquisition expenses	$(18.8)	$(21.6)	$(41.0)	$(39.8)
General and administrative expenses	$(24.2)	$(22.4)	$(45.8)	$(44.6)
Change in allowance for expected credit losses on receivables	$(2.4)	$(1.4)	$(1.8)	$(1.6)
Change in fair value of derivative financial liabilities	-	$(1.1)	-	$(3.2)
Other expenses	$(1.7)	$(1.0)	$(3.4)	$(2.3)
Net Foreign exchange gain (loss)	$10.1	$0.4	$17.3	$(3.9)
Total expenses	$(98.2)	$(102.0)	$(198.5)	$(194.7)
Income before income taxes	$34.7	$33.6	$63.4	$71.1
Income tax expense	$(0.6)	$(0.8)	$(2.0)	$(0.4)
Net income for the period	$34.1	$32.8	$61.4	$70.7
Diluted earnings per share attributable to equity holders (1)	$0.77	$0.73	$1.36	$1.55

(1)	See “Note to the Consolidated Financial Statements (Unaudited)”.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at June 30, 2025	As at December 31, 2024
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,008.3	$1,002.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$23.6	$29.0
Other investments, at fair value	$13.1	$12.3
Short-term investments	$51.3	$89.5
Term deposits	-	$0.7
Equity-method investments measured at fair value	$2.1	$1.9
Total investments	$1,100.4	$1,137.5
Cash and cash equivalents	$164.8	$155.2
Accrued investment income	$15.7	$15.3
Premiums receivable	$330.0	$256.0
Reinsurance recoverables	$250.7	$225.7
Ceded unearned premiums	$119.3	$113.3
Deferred policy acquisition costs, net of ceding commissions	$73.2	$67.1
Deferred tax assets, net	$3.6	$7.0
Other assets	$66.3	$60.5
TOTAL ASSETS	$2,124.0	$2,037.6

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$801.5	$794.2
Unearned premiums	$521.7	$465.3
Insurance and reinsurance payables	$115.5	$90.1
Other liabilities	$23.1	$33.2
TOTAL LIABILITIES	$1,461.8	$1,382.8

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$125.4	$144.9
Treasury shares	$(15.6)	$(3.7)
Accumulated other comprehensive gain (loss), net of taxes	$0.8	$(18.6)
Retained earnings	$551.2	$531.7
TOTAL SHAREHOLDERS’ EQUITY	$662.2	$654.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,124.0	$2,037.6

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Loss ratio (a)	53.2%	45.1%	54.3%	42.0%
Net policy acquisition expense ratio (b)	16.3%	17.7%	18.0%	16.8%
General and administrative expense ratio (c)	21.0%	18.4%	20.1%	18.9%
Expense ratio (d)	37.3%	36.1%	38.1%	35.7%
Combined ratio (e)	90.5%	81.2%	92.4%	77.7%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at June 30, 2025	As at December 31, 2024

Common shares outstanding (in millions)*	44.0	45.1
Minus: Unvested shares (in millions)**	0.9	1.0
Number of vested common outstanding shares (in millions) (a)	43.1	44.1

Total shareholders’ equity (b)	$662.2	$654.8
Book value per share (b)/(a)	$15.36	$14.85

*	Common shares issued and outstanding as at December 31, 2024 are as follows:

No. of shares as at
June 30, 2025
Vested common shares as of December 31, 2024	44,117,721
Treasury shares balance as of December 31, 2024	154,011
Vested restricted share awards	467,513
Granted employee stock purchase plan	18,737
Cancelled treasury shares	(984,326)
Treasury shares balance as of June 30, 2025	(671,709)
Total vested common shares as of June 30, 2025	43,101,947

Unvested restricted shares awards as of June 30, 2025	838,306
Unvested employee stock purchase plan as of June 30, 2025	18,480
Total unvested shares as of June 30, 2025	856,786
Total common shares outstanding as of June 30, 2025	43,958,733

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At June 30, 2025, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended June 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$45.9	$125.6	$16.3	$187.8
Ceded written premiums	$(20.0)	$(47.1)	-	$(67.1)
Net written premiums	$25.9	$78.5	$16.3	$120.7
Net change in unearned premiums	$4.9	($18.3)	$7.7	$(5.7)
Net premiums earned	$30.8	$60.2	$24.0	$115.0

Net loss and loss adjustment expenses	$(27.7)	$(24.4)	$(9.1)	$(61.2)
Net policy acquisition expenses	$(6.0)	$(10.2)	$(2.6)	$(18.8)
Underwriting (loss) income	$(2.9)	$25.6	$12.3	$35.0

For the quarter ended June 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$52.0	$137.2	$16.4	$205.6
Ceded written premiums	$(18.6)	$(36.8)	-	$(55.4)
Net written premiums	$33.4	$100.4	$16.4	$150.2
Net change in unearned premiums	$2.9	$(34.7)	$3.4	$(28.4)
Net premiums earned	$36.3	$65.7	$19.8	$121.8

Net loss and loss adjustment expenses	$(12.3)	$(33.8)	$(8.8)	$(54.9)
Net policy acquisition expenses	$(7.7)	$(10.7)	$(3.2)	$(21.6)
Underwriting income	$16.3	$21.2	$7.8	$45.3

International General Insurance Holdings Ltd.

Supplementary Financial Information – Segment Results (Unaudited)

For the six months ended June 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$86.4	$221.6	$86.3	$394.3
Ceded written premiums	$(31.7)	$(82.6)	$(1.7)	$(116.0)
Net written premiums	$54.7	$139.0	$84.6	$278.3
Net change in unearned premiums	$6.7	$(21.5)	$(35.7)	$(50.5)
Net premiums earned	$61.4	$117.5	$48.9	$227.8

Net loss and loss adjustment expenses	$(57.6)	$(46.1)	$(20.1)	$(123.8)
Net policy acquisition expenses	$(14.1)	$(20.8)	$(6.1)	$(41.0)
Underwriting (loss) income	$(10.3)	$50.6	$22.7	$63.0

For the six months ended June 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$90.7	$231.4	$65.1	$387.2
Ceded written premiums	$(26.5)	$(65.8)	$(1.5)	$(93.8)
Net written premiums	$64.2	$165.6	$63.6	$293.4
Net change in unearned premiums	$9.4	$(39.4)	$(27.0)	$(57.0)
Net premiums earned	$73.6	$126.2	$36.6	$236.4

Net loss and loss adjustment expenses	$(33.3)	$(49.3)	$(16.7)	$(99.3)
Net policy acquisition expenses	$(14.1)	$(20.4)	$(5.3)	$(39.8)
Underwriting income	$26.2	$56.5	$14.6	$97.3

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Investment income	$13.9	$13.2	$27.5	$24.9
Average total investments and cash and cash equivalents(i)	$1,257.2	$1,162.2	$1,277.6	$1,158.4
Investment Yield (annualized)	4.5%	4.6%	4.4%	4.3%

(i)	This represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except share and per share information)	2025	2024	2025	2024
Net income for the period	$34.1	$32.8	$61.4	$70.7
Minus: Net income attributable to the earnout shares	-	$0.6	-	$1.1
Minus: Dividends attributable to restricted share awards	-	-	$0.8	$0.5
Net income available to common shareholders (a)	$34.1	$32.2	$60.6	$69.1
Weighted average number of shares – diluted (in millions of shares) (b)*	44.4	44.0	44.5	44.5
Diluted earnings per share attributable to equity holders (a/b)	$0.77	$0.73	$1.36	$1.55

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP financial measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Net premiums earned (a)	$115.0	$121.8	$227.8	$236.4
Net loss and loss adjustment expenses (b)	$(61.2)	$(54.9)	$(123.8)	$(99.3)
Net policy acquisition expenses (c)	$(18.8)	$(21.6)	$(41.0)	$(39.8)
General and administrative expenses (d)	$(24.2)	$(22.4)	$(45.8)	$(44.6)
Prior years unfavorable (favorable) development (e)	$6.3	$(19.3)	$(19.6)	$(41.5)
Current accident year CAT losses (f)*	$10.4	$14.1	$38.6	$24.9

Combined ratio ((b+c+d)/a)**	90.5%	81.2%	92.4%	77.7%
Minus: Prior years unfavorable (favorable) development (e/a)	5.5%	(15.8)%	(8.6)%	(17.6)%
Accident year combined ratio	85.0%	97.0%	101.0%	95.3%
Minus: CAT losses on an accident year basis (f/a)	9.0%	11.6%	16.9%	10.5%
Accident year combined ratio prior to CAT losses	76.0%	85.4%	84.1%	84.8%

*	The CAT losses for the quarter ended June 30, 2025 include reserves for the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK (all in the Specialty Short-tail Segment).

The CAT losses for the quarter ended June 30, 2024 include reserves recorded for the earthquake in Taiwan (in the Specialty Short-tail and Reinsurance Segments) and flooding in United Arab Emirates and Oman (in all segments), both of which occurred in April 2024.

The CAT losses for the six months ended June 30, 2025 include reserves recorded for the Southern California wildfires (in the Reinsurance Segment), the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK (all in the Specialty Short-tail Segment).

The CAT losses for the six months ended June 30, 2024 include reserves recorded for the earthquake in Taiwan (in the Specialty Short-tail and Reinsurance segments) and flooding in United Arab Emirates and Oman (in all segments).

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current accident year net incurred claims and loss ratio	$61.2	53.2%	$54.9	45.1%	$123.8	54.3%	$99.3	42.0%
Minus: Current accident year CAT losses	$10.4	9.0%	$14.1	11.6%	$38.6	16.9%	$24.9	10.5%
Minus: Effect of prior years’ loss development	$6.3	5.5%	$(19.3)	(15.8)%	$(19.6)	(8.6)%	$(41.5)	(17.6)%
Current Accident year (Prior to CAT losses)	$44.5	38.7%	$60.1	49.3%	$104.8	46.0%	$115.9	49.1%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through intelligent risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP financial measure), as illustrated in the table below:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2025	2024	2025	2024
Net income for the period	$34.1	$32.8	$61.4	$70.7
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	$(0.4)	$(0.1)	$(1.5)	$(0.1)
Tax impact of net realized (gain) on investments(i)	$0.1	-	$0.2	-
Net unrealized (gain) on investments	$(2.4)	$(0.5)	$(3.3)	$(3.9)
Tax impact of net unrealized (gain) on investments(i)	$0.1	-	$0.2	-
Change in allowance for expected credit losses on investments	$(0.4)	$0.3	$(0.3)	$0.1
Tax impact of change in allowance for expected credit losses on investments(i)	$0.1	-	$0.1	-
Change in fair value of derivative financial liabilities	-	$1.1	-	$3.2
Net foreign exchange (gain) loss	$(10.1)	$(0.4)	$(17.3)	$3.9
Tax impact of net foreign exchange (gain) loss(i)	$1.7	-	$2.7	$(0.6)
Core operating income	$22.8	$33.2	$42.2	$73.3
Average shareholders’ equity (ii)	$656.4	$572.7	$658.6	$564.3
Core operating return on average equity (annualized) (iii) and (v)	13.9%	23.2%	12.8%	26.0%
Diluted core operating earnings per share (iv)	$0.51	$0.74	$0.93	$1.61
Return on average equity (annualized) (v)	20.8%	22.9%	18.6%	25.1%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
(in millions of U.S. Dollars, except per share information)	2025	2024	2025	2024
Core operating income for the period	$22.8	$33.2	$42.2	$73.3
Minus: Core operating income attributable to earnout shares	-	$0.6	-	$1.1
Minus: Dividends attributable to restricted share awards	-	-	$0.8	$0.5
Core operating income available to common shareholders (a)	$22.8	$32.6	$41.4	$71.7
Weighted average number of shares – diluted (in millions of shares) (b)	44.4	44.0	44.5	44.5
Diluted core operating earnings per share (a/b)	$0.51	$0.74	$0.93	$1.61

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Second quarter 2025 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of the military conflict between Israel, Hamas, Hezbollah, and Iran; (8) the effects of the Houthis disruption of Red Sea international shipping routes; (9) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com